Filed Pursuant to Rule 424(b)(2)
Registration No. 333-158385
February 3, 2010
PRICING SUPPLEMENT
(To Prospectus dated April 2, 2009,
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)



Structured
Investments

HSBC USA Inc.
$31,000,000
Knock-Out Buffer Notes Linked to the S&P 500® Index due February 22, 2011

General

- Terms used in this pricing supplement are described or defined herein and in the accompanying product supplement, prospectus supplement and prospectus. The notes offered will have the terms described in the product supplement, prospectus supplement and prospectus. **The notes are not principal protected, and you may lose up to 100.00% of your initial investment.**
- All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes.
- This pricing supplement relates to a single note offering. The purchaser of a note will acquire a security linked to the single Reference Asset described below.
- Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the related notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing February 22, 2011.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the notes set forth below are inconsistent with those described in the accompanying product supplement, the terms set forth below will supersede.**

Key Terms

Issuer:	HSBC USA Inc.
Issuer Rating:	AA- (S&P), A1 (Moody's), AA (Fitch)*
Reference Asset:	The S&P 500® Index ("SPX") (the "Reference Asset")
Knock-Out Event:	A Knock-Out Event occurs if, on any scheduled trading day during the Observation Period, the Official Closing Level (as defined below) has decreased, as compared to the Initial Level, by more than the Knock-Out Buffer Amount.
Knock-Out Buffer Amount:	19.00%
Contingent Minimum Return:	0.00%
Principal Amount:	$1,000 per note.
Trade Date:	February 3, 2010
Pricing Date:	February 2, 2010, which was the date on which the Initial Level was determined.
Original Issue Date:	February 5, 2010
Final Valuation Date:	February 16, 2011, subject to adjustment as described herein and in the accompanying product supplement.
Observation Period:	The period beginning on and excluding the trade date and ending on and including the Final Valuation Date.
Maturity Date:	3 business days after the Final Valuation Date and is expected to be February 22, 2011. The Maturity Date is subject to further adjustment as described under "Specific Terms of the Notes — Market Disruption Events" in the accompanying product supplement.
Payment at Maturity:	*If a Knock-Out Event has occurred,* you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$

If a Knock-Out Event has occurred and the Final Level is less than the Initial Level, you will lose some or all of your investment. **This means that if the Reference Return is -100.00%, you will lose your entire investment.**

If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset, subject to the Contingent Minimum Return of zero percent. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 multiplied by (b) the greater of (i) the Reference Return and (ii) the Contingent Minimum Return of zero percent. For additional clarification, please see "What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?" herein.

Reference Return:	The quotient, expressed as a percentage, of (i) the Final Level minus the Initial Level divided by (ii) the Initial Level, expressed as a formula:

$$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$

Initial Level:	1,103.32, which was the Official Closing Level of the Reference Asset as determined by the calculation agent on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date, as determined by the calculation agent.
Official Closing Level:	The closing level of the Reference Asset on any scheduled trading day as determined by the calculation agent based on the value displayed on Bloomberg Professional® service page "SPX <Index>" or any successor page on Bloomberg Professional® service or any successor service, as applicable.
CUSIP/ISIN:	4042K0P82 / US4042K0P825
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

* A credit rating reflects the creditworthiness of HSBC USA Inc. and is not indicative of the market risk associated with the notes or the Reference Asset, nor is it a recommendation to buy, sell or hold notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating. However, because the return on the notes is dependent upon factors in addition to our ability to pay our obligations under the notes, such as the Official Closing Level of the Reference Asset, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the notes.

Investment in the notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 3 of this document and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement, or the accompanying product supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and involve investment risks including possible loss of the principal amount invested due to the credit risk of HSBC. In addition, HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the notes from us for distribution to the placement agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 8 of this pricing supplement.

We have appointed J.P. Morgan Securities Inc. as placement agent for the sale of the notes. J.P. Morgan Securities Inc. will offer the notes to investors directly or through other registered broker-dealers.

	Price to Public[1]	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$10	$990
Total	$31,000,000	$310,000	$30,690,000

[1] Certain fiduciary accounts will pay a purchase price of $990 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.

**JPMorgan
Placement Agent
February 3, 2010**

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset identified on the cover page. The purchaser of a note will acquire a senior unsecured debt security linked to the Reference Asset. Although the note offering relates only to a single Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities comprising the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009 and the product supplement dated April 9, 2009. If the terms of the notes offered hereby are inconsistent with those described in the accompanying product supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 3 of this pricing supplement and "Risk Factors" on page PS-4 of the product supplement and page S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities. All references to "Enhanced Market Participation Notes" in the product supplement shall refer to these Knock-Out Buffer Notes. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

- the product supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the prospectus supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the prospectus at www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

Supplemental Information Relating to the Terms of the Notes

Notwithstanding anything contained in the accompanying prospectus supplement or product supplement to the contrary, the notes will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture will have substantially the same terms as the indenture described in the accompanying prospectus supplement and product supplement. HSBC Bank USA, N.A. will act as paying agent with respect to the notes pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to participate in the appreciation of the Reference Asset at maturity. *If a Knock-Out Event has not occurred,* in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of 0.00% on the notes, or a minimum payment at maturity of $1,000 for every $1,000 principal amount note. Even if a Knock-Out Event has occurred, if the Final Level is greater than the Initial Level, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Reference Return. Because the notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — *If a Knock-Out Event has not occurred,* you will receive at least the principal amount at maturity, even if the final price is below the initial price. *If a Knock-Out Event has occurred and the Final Level is less than the Initial Level,* you will lose 1.00% of the principal amount for every 1.00% that the Final Level is less than the Initial Level. If a Knock-Out Event has occurred and the Reference Return is -100.00%, you will lose your entire investment.

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Reference Asset, see the information set forth under "Description of the Reference Asset" herein.

- **TAX TREATMENT** — There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, the notes should be treated as executory contracts with respect to the Reference Asset. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying product supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the notes as executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes. For a further discussion of U.S. federal income tax consequences related to the notes, see the section "Certain U.S. Federal Income Tax Considerations" in the accompanying product supplement.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Asset or any of the component securities of the Reference Asset. These risks are explained in more detail in the "Risk Factors" sections of the accompanying product supplement and prospectus supplement.

- **SUITABILITY OF NOTES FOR INVESTMENT** — You should only reach a decision to invest in the notes after carefully considering, with your advisors, the suitability of the notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the notes for investment.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Reference Asset and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If the Official Closing Level is ever below the Initial Level, by more than the Knock-Out Buffer Amount of 19.00% during the Observation Period, a Knock-Out Event has occurred, and the protection provided by the Knock-Out Buffer Amount will terminate. **IF A KNOCK-OUT EVENT OCCURS, YOU MAY LOSE UP TO 100% OF YOUR INVESTMENT**.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any principal protection at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

- **YOUR PROTECTION MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If the Official Closing Level is ever below the Initial Level by more than the Knock-Out Buffer Amount of 19.00% during the Observation Period, you will be fully exposed to any decline in the level of the Reference Asset at the Final Valuation Date. We refer to this feature as a Knock-Out Buffer Amount. Under these circumstances, if the Final Level is less than the Initial Level, you will lose 1.00% of the principal amount of your investment for every 1.00% decrease in the Final Level as compared to the Initial Level. You will be subject to this potential loss of principal even if the level of Reference Asset subsequently increases such that the Official Closing Level is less than the Initial Level by not more than the Knock-Out Buffer Amount of 19.00%, or is equal to or greater than the Initial Level. As a result, you may lose some or all of your investment. Your return on the notes may not reflect the return you would receive on a conventional fixed or floating rate debt instrument with a comparable term to maturity issued by HSBC or any other issuer with a similar credit rating.

- **YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN MAY TERMINATE AT ANY TIME DURING THE TERM OF THE NOTES** — If the Official Closing Level at any time during the Observation Period declines from the Initial Level by more than the Knock-Out Buffer Amount of 19.00%, you will not be entitled to receive the protection provided by the Contingent Minimum Return on the notes. Under these circumstances, you may lose some or all of your investment at maturity and will be fully exposed to any decline in the level of the Reference Asset.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the placement agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale of notes by you prior to the Maturity Date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Reference Asset would have.

- **THE NOTES LACK LIQUIDITY** — The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the notes in the secondary market but is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging its obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the notes. HSBC will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the Reference Asset and the value of the notes.

- **THE NOTES ARE NOT INSURED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Reference Asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

  - the expected volatility of the Reference Asset;

  - the time to maturity of the notes;

  - whether a Knock-Out Event has occurred;

  - the dividend rate on the equity securities underlying the Reference Asset;

  - interest and yield rates in the market generally;

  - a variety of economic, financial, political, regulatory or judicial events; and

  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Knock-Out Buffer Amount of 19.00%, the Contingent Minimum Return on the notes of 0.00% and the Initial Level of 1,103.32. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Level	Hypothetical Reference Return	Hypothetical Total Return	
		Knock-Out Event Has Not Occurred[1]	Knock-Out Event Has Occurred[2]
1,985.98	80.00%	80.00%	80.00%
1,875.64	70.00%	70.00%	70.00%
1,765.31	60.00%	60.00%	60.00%
1,654.98	50.00%	50.00%	50.00%
1,544.65	40.00%	40.00%	40.00%
1,434.32	30.00%	30.00%	30.00%
1,323.98	20.00%	20.00%	20.00%
1,268.82	15.00%	15.00%	15.00%
1,213.65	10.00%	10.00%	10.00%
1,158.49	5.00%	5.00%	5.00%
1,130.90	2.50%	2.50%	2.50%
1,114.35	1.00%	**1.00%**	1.00%
1,103.32	**0.00%**	**0.00%**	**0.00%**
1,048.15	-5.00%	**0.00%**	-5.00%
992.99	-10.00%	**0.00%**	-10.00%
937.82	-15.00%	**0.00%**	-15.00%
893.69	-19.00%	**0.00%**	-19.00%
882.66	-20.00%	N/A	-20.00%
772.32	-30.00%	N/A	-30.00%
661.99	-40.00%	N/A	-40.00%
551.66	-50.00%	N/A	-50.00%
441.33	-60.00%	N/A	-60.00%
331.00	-70.00%	N/A	-70.00%
220.66	-80.00%	N/A	-80.00%
110.33	-90.00%	N/A	-90.00%
0.00	-100.00%	N/A	-100.00%

(1) The Official Closing Level has not declined, as compared to the Initial Level, by more than 19.00% at any time during the Observation Period.

(2) The Official Closing Level has declined, as compared to the Initial Level, by more than 19.00% at any time during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the level of the Reference Asset decreases from the Initial Level of 1,103.32 to a Final Level of 937.82. Because a Knock-Out Event has not occurred and the Reference Return of -15.00% is less than the Contingent Minimum Return of 0.00%, the investor benefits from the Contingent Minimum Return and receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The level of the Reference Asset increases from the Initial Level of 1,103.32 to a Final Level of 1,213.65. Regardless of a Knock-Out Event occurring or not, because the Reference Return of 10.00% is positive and is greater than the Contingent Minimum Return of 0.00%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 10.00\%) = \$1,100.00$$

Example 3: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Initial Level of 1,103.32 to a Final Level of 992.99. Because a Knock-Out Event has occurred, and the Reference Return is -10.00%, the investor is exposed to the negative performance of the Reference Asset and receives a payment at maturity of $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -10.00\%) = \$900.00$$

Example 4: A Knock-Out Event has occurred, and the level of the Reference Asset decreases from the Initial Level of 1,103.32 to a Final Level of 661.99. Because a Knock-Out Event has occurred, and the Reference Return is -40.00%, the investor is exposed to the negative performance of the Reference Asset and receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times -40.00\%) = \$600.00$$

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy interests in the Reference Asset or any of the securities comprising the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset, including its make-up, performance, method of calculation and changes in its components, where applicable, are derived from publicly available information. Neither HSBC nor any of its affiliates assumes any responsibilities for the adequacy or accuracy of information about the Reference Asset or any constituent included in the Reference Asset contained in this pricing supplement. You should make your own investigation into each Reference Asset.

We urge you to read the section "Sponsors or Issuers and Reference Asset" on page S-37 in the accompanying prospectus supplement.

The S&P 500® Index

We have derived all information relating to the Reference Asset, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the Reference Asset at any time.

S&P publishes the Reference Asset.

The Reference Asset is a capitalization weighted index and is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Asset, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. S&P chooses companies for inclusion in the Reference Asset with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the NYSE, which S&P uses as an assumed model for the composition of the total market.

Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Reference Asset with the number of companies included in each group, as of February 2, 2010, indicated in parentheses: Consumer Discretionary (9.64%), Consumer Staples (11.58%), Energy (11.56%), Financials (14.73%), Health Care (13.05%), Industrials (10.51%), Information Technology (19.81%), Materials (3.49%), Telecommunication Services (2.95%), and Utilities (3.69%). Changes in the Reference Asset are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SPX" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. The Reference Asset does not reflect the payment of dividends on the stocks included in the Reference Asset.

Computation of the Reference Asset

S&P currently computes the Reference Asset as of a particular time as follows:

(i) the product of the market price per share and the number of then outstanding shares of each component stock as determined as of that time (referred to as the "market value" of that stock);

(ii) the market values of all component stocks as of that time are aggregated;

(iii) the average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(iv) the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");

(v) the current aggregate market value of all component stocks is divided by the base value; and

(vi) the resulting quotient, expressed in decimals, is multiplied by ten.

While S&P currently employs the above methodology to calculate the Reference Asset, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the performance of the Reference Asset.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations.

These changes may result from causes such as:

- the issuance of stock dividends,

- the granting to shareholders of rights to purchase additional shares of stock,

- the purchase of shares by employees pursuant to employee benefit plans,

- consolidations and acquisitions,

- the granting to shareholders of rights to purchase other securities of the company,

- the substitution by S&P of particular component stocks in the Reference Asset, and

- other reasons.

In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

$$\text{Old Base Value} \times \frac{\text{New Market Value}}{\text{Old Market Value}} = \text{New Base Value}$$

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Reference Asset.

In addition, S&P standard practice is to remove all closely held shares and shares held between corporations who are both in the calculations of the Reference Asset and a Reference Asset component's market value.

License Agreement with Standard & Poor's ("S&P"):

We have entered into a nonexclusive license agreement providing for the license to us, in exchange for a fee, of the right to use indices owned and published by S&P's in connection with some products, including the securities.

The notes are not sponsored, endorsed, sold or promoted by S&P, a division of The McGraw-Hill Companies, Inc. S&P makes no representation or warranty, express or implied, to the holders of the notes or any member of the public regarding the advisability of investing in financial products generally or in the notes particularly or the ability of the S&P 500® to track general stock market performance. S&P's only relationship to HSBC USA Inc. (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500® which is determined, composed and calculated by S&P without regard to HSBC or the notes. S&P has no obligation to take the needs of HSBC or the holders of the notes into consideration in determining, composing or calculating the S&P 500®. S&P is not responsible for and has not participated in the determination of the timing of the sale of the notes, prices at which the notes are to initially be sold, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

Historical Performance of Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from January 3, 2005 through February 3, 2010. The closing level for the Reference Asset on February 3, 2010 was 1,097.28. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

Historical Performance of the S&P 500® Index



Source: Bloomberg Professional® Service

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the notes from HSBC for distribution to J.P. Morgan Securities Inc. J.P. Morgan Securities Inc. will act as placement agent for the notes and will receive a fee that will not exceed $10.00 per $1,000 principal amount of notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.